FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Allison Wagda	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2070 or +1 650.906.6320	+1 650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT TO ACQUIRE NFR SECURITY; EXPANDS INTRUSION PREVENTION
CAPABILITIES TO FORTIFY ENTERPRISE NETWORKS

Award-winning intrusion prevention technologies to augment unified security architecture and offer the highest level of protection against Internet attacks

REDWOOD CITY, Calif. and ROCKVILLE, MD – December 19, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced the company has signed a definitive agreement to acquire NFR Security, a leader in real-time threat prevention.

        With the acquisition of NFR, Check Point will enhance its technology leadership and raise the security bar in defending enterprise networks against today’s most dynamic threats. Check Point’s SmartDefense and NFR’s Hybrid Detection Engine (HDE) will offer customers precise, real-time attack prevention by combining pre-emptive type-based protection (SmartDefense) with the highly granular and accurate attack detection provided by the HDE.

        “This acquisition is an important step in Check Point’s leadership strategy to continuously raise the level of security available to enterprises for protecting their mission-critical networks. It is part of our focus on two primary layers: network security as our core platform and our recently announced expansion into data security,” said Gil Shwed, founder and chief executive officer of Check Point. “NFR’s proven security solutions provide the most powerful intrusion detection and prevention technology we have found in the market. We will integrate NFR’s technologies into our unified security architecture to provide the industry’s broadest and best managed security solutions.”

        Total consideration of the transaction is approximately $20 million including acquisition related expenses. NFR, established in 1996, is based in Rockville, MD and has 22 employees. The acquisition has received U.S. regulatory approvals and is expected to close before the end of the year.

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        Check Point offers the industry’s most comprehensive security solutions for businesses and consumers worldwide. Through Check Point’s NGX™ platform, it is the only company to deliver a unified security architecture boasting integrated manageability and security across the full network infrastructure.

        NFR’s flagship Sentivist Real-Time Threat Protection solution goes beyond standard intrusion detection techniques and combines best-in-class technologies to protect against today’s multi-faceted threats, while giving network administrators the real-time information and tools needed to manage and act upon threats. Sentivist protects against all manner of attacks, including intrusion attacks, insidious zero-day attacks, anomaly exploits, malicious code, backdoors, command tampering, polymorphic buffer overflows and more.

        Check Point will incorporate NFR’s award-winning, intrusion detection and prevention (IDS/IPS) technologies into the company’s market-leading network security portfolio of firewall, VPN and security management solutions. This solution will provide the highest level of intelligence, adaptability and manageability. Check Point will also offer stand-alone IDS/IPS solutions by unifying NFR’s product line with the company’s InterSpect internal security gateway solutions.

        Shwed added, “Check Point remains purely focused on the security needs of our customers. NFR’s technology is an important extension to our unified security architecture and will enable us to more proactively protect against current and future threats with the industry’s only integrated and fully-managed security solution portfolio.”

Forward-looking statements
This press release contains forward-looking statements. These statements appear throughout and are not guarantees of future performance and are subject to inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements about the expected timetable for closing the acquisition and the expected future business of NFR. These statements reflect management’s current expectations based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements as a result of a number of factors, including: the conditions to completion of the deal may not be satisfied or the parties may not be able to achieve all of the benefits of the transaction within the expected time frames or at all; Check Point may experience unanticipated expenses in connection with the acquisition; Check Point may not be able to successfully integrate NFR’s technologies into those of Check Point and may experience a loss of customers, employees and business disruption; and other factors described in Check Point’s Report on Form 20-F for the year ended December 31, 2005 which is on file with the Securities and Exchange Commission. Any such forward-looking statements speak only as of the date on which they are made and Check Point undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, consumer Internet security and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm Internet Security Suite and additional consumer security solutions are among the highest rated in the industry today, proactively protecting millions of people from hackers, spyware, viruses and identity theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of thousands of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

About NFR Security, Inc.
NFR Security is a leading provider of Real-Time Threat Protection systems that secure business networks against the four primary threat points of today – automated malware, information leakage, vulnerability windows and unsanctioned network changes. The company’s award-winning Sentivist® security solution uniquely combines an array of powerful features including a Hybrid Detection Engine, inline prevention, a full functional firewall, and the Dynamic Shielding Architecture™, NFR Security’s core technology that uses situational intelligence to dynamically protect network services and assets against compromise, to deliver highly sought-after piece-of-mind security. With performance level coverage from 20 megabits per second to 4 Gigabits per second, NFR Security serve customers worldwide in corporate enterprises, government agencies, service providers and academic institutions through an extensive worldwide network of channel partners and direct sales. NFR Security is headquartered in Rockville, MD. Additional information about NFR Security can be found at www.nfr.com.

©2003–2006 Check Point Software Technologies Ltd. All rights reserved. Check Point, AlertAdvisor, Application Intelligence, Check Point Express, Check Point Express CI, the Check Point logo, ClusterXL, ConnectControl, Connectra, Connectra Accelerator Card, Cooperative Enforcement, Cooperative Security Alliance, CoSa, DefenseNet, Eventia, Eventia Analyzer, Eventia Reporter, Eventia Suite, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity Clientless Security, Integrity SecureClient, InterSpect, IQ Engine, MailSafe, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureClient Mobile, SecureKnowledge, SecurePlatform, SecurePlatform Pro, SecuRemote, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express CI, VPN-1 Power, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 UTM Edge, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, ZoneAlarm Secure Wireless Router, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988, and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer

December 19, 2006

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